UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Rocky Mountain Chocolate Factory, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

774678403

(CUSIP Number)

AB Value Management LLC

Attn: Andrew Berger

208 Lenox Ave., #409

Westfield, NJ 07090

(855) 228-2583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774678403

1	NAME OF REPORTING PERSON AB Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.67%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON AB Value Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%
14	TYPE OF REPORTING PERSON OO

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

1	NAME OF REPORTING PERSON Bradley Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 305,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Andrew Berger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 460,189*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 460,189*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,189
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.51%
14	TYPE OF REPORTING PERSON IN

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

1	NAME OF REPORTING PERSON Mary Kennedy Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Mark Riegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Sandra Elizabeth Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Rhonda J. Parish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes amendment number 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D, as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

(a) This statement is filed by:

(i)	AB Value Partners, LP, a New Jersey limited partnership (“AB Value Partners”);

(ii)	AB Value Management LLC, a Delaware limited liability company (“AB Value Management”), who manages each of AB Value Partners and a Managed Account;

(iii)	Bradley Radoff (“Mr. Radoff”), a private investor based in Houston, Texas;
(iv)	Andrew Berger (“Mr. Berger”), who serves as the managing member of AB Value Management; and as a nominee for the Board of Directors of the Issuer (the “Board”);

(v)	Mary Kennedy Thompson (“Ms. Thompson”), as a nominee for the Board;

(vi)	Mark Riegel (“Mr. Riegel”), as a nominee for the Board;

(vii)	Sandra Elizabeth Taylor (“Ms. Taylor”), as a nominee for the Board; and

(iix)	Rhonda J. Parish (“Ms. Parish”), as a nominee for the Board (Ms. Parish, together with Messrs. Berger and Riegel and Mses. Thompson and Taylor, the “Nominees” and each, a “Nominee”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No. 8.

(b) The address of the principal offices of each of AB Value Partners, AB Value Management and Mr. Berger is as follows: 208 Lenox Ave., #409, Westfield, NJ 07090. The address of the principal office of Mr. Radoff is as follows: 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of Ms. Thompson is as follows: 1010 N. University Parks Dr., Waco, TX 76707. The principal business address of Mr. Riegel is as follows: 11709 Roe Ave. Ste D239, Leawood, KS 66211. The principal business address of Ms. Taylor is as follows: 1909 Waterfront Place, #201, Pittsburgh, PA 15222. The principal business address of Ms. Parish is as follows: c/o AB Value, 208 Lenox Ave., #409, Westfield, NJ 07090.

(c) The principal business of AB Value Partners is investing in securities. The principal business of AB Value Management is to manage AB Value Partners. The principal occupation of Mr. Radoff is serving as a private investor based in Houston, Texas. The principal occupation of Mr. Berger is serving as the managing member of AB Value Management. The principal occupation of Ms. Thompson is serving as the Chief Operating Officer of Neighborly Brands, a service provider focused on repairing, maintaining and enhancing customers’ homes and businesses. The principal occupation of Mr. Riegel is serving as the President and CEO of FroDo Baking Company, LLC, a national manufacturer and distributor of frozen dough products, as well as other baked goods, to leading retailers. The principal occupation of Ms. Taylor is serving as the President and Chief Executive Officer of Sustainable Business International LLC, an independent consultancy she founded which specializes in environmental sustainability and social responsibility for global businesses. The principal occupation of Ms. Parish is serving as a restaurant executive, most recently being the Chief Legal Officer and Secretary at Ruby Tuesday, Inc., owner, operator and franchisor of casual dining restaurants.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AB Value Management is organized under the laws of the State of Delaware. AB Value Partners is organized under the laws of the State of New Jersey. Each of Messrs. Radoff, Berger and Riegel and Mses. Thompson, Taylor and Parish is a citizen of the United States of America.

Item 3. Source and Amount of Funds of Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 460,189 Shares beneficially owned by AB Value Partners, AB Value Management and Mr. Berger is approximately $4,205,586 including brokerage commissions. The Shares beneficially owned by AB Value Partners and AB Value Management were acquired with working capital. The Shares directly owned by Mr. Berger were acquired with personal funds.

AB Value Partners and AB Value Management effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The Shares covered by the Schedule 13D that are solely owned by Ms. Thompson were acquired in connection with Ms. Thompson’s service on the Board and on certain Board committees.

The Shares purchased by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases unless otherwise set forth on Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 305,000 Shares beneficially owned by Mr. Radoff is approximately $2,110,190.27, including brokerage commissions.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Certain of the Reporting Persons have discussed the Issuer’s business with persons then members of Issuer’s management team, and have discussed with the current management team and Board ways to potentially improve the Issuer’s capital allocation practices, operational improvement plans, growth initiatives, investor communications and corporate governance, among other topics.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management and the Board concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, capital allocation strategy, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition), or operations of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons, purchasing or proposing to purchase additional Shares, selling some or all of their Shares, engaging in hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

On May 18, 2019, AB Value Management (together with its affiliates, “AB Value”) delivered a notice to the Corporate Secretary of the Issuer (i) nominating a slate of two (2) highly qualified directors candidates with directly relevant industry experience, comprised of the nominees, Mr. Berger and Ms. Thompson, for election to the Issuer’s Board at the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”) and (ii) submitting a business proposal for consideration by stockholders at the 2019 Annual Meeting which calls for the Issuer to redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a stockholder vote, as a separate ballot item, within 12 months. On July 25, 2019, AB Value filed a preliminary proxy statement to be used—once definitive—to solicit votes to elect each of Mr. Berger and Ms. Thompson to the Board, and to approve the business proposal for consideration by stockholders at the 2019 Annual Meeting. On December 3, 2019, AB Value entered into a cooperation agreement (the “Cooperation Agreement”) with the Issuer, pertaining to, among other things, the nomination and election of two directors (Mr. Berger and Ms. Thompson) to the Board at the 2019 Annual Meeting. Pursuant to the Cooperation Agreement, subject to conditions, AB Value agreed to customary standstill and voting provisions. The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 99.1 and incorporated herein by reference.

On June 16, 2021, after expiration of the standstill provisions imposed by the Cooperation Agreement, AB Value began discussions with the Issuer regarding desired changes to its Board membership, structure, management, and strategy.   Because AB Value does not believe sufficient changes have been made, AB Value has decided to nominate and seek to elect additional persons to the Issuer's Board at the 2021 annual meeting of stockholders of the Issuer (the “2021 Annual Meeting”).  AB Value believes that the Issuer’s shares are significantly undervalued and believes that the transformation of the Board will be the initial step towards rectifying the Issuer’s operating margins and revenue growth.

On June 28, 2021, AB Value delivered a letter to the Issuer (i) nominating a slate of five highly qualified director candidates, including Mr. Berger, Ms. Thompson, Mr. Riegel, Ms. Taylor and Ms. Parish, for election to the Board at the Issuer’s 2021 Annual Meeting and (ii) submitting a business proposal for consideration by stockholders at the 2021 Annual Meeting.

AB Value and the Issuer subsequently engaged in a productive dialogue concerning the terms of potential settlement that could have obviated the necessity of a proxy fight. Such discussions have now ceased.

On August 2, 2021, AB Value issued a press release (the “August 2 Press Release”) calling for immediate Board and governance changes to be made at the Issuer. The August 2 Press Release questioned the manner in which the Issuer made certain governance changes, such as separating the roles of Chairperson of the Board and CEO. Specifically, the August 2 Press Release scrutinized the issuance of a press release by the Issuer on July 21, 2021 (the “Company’s July 21 Press Release”), which was apparently issued without holding a formal meeting of the Board and without the approval of the full Board. The August 2 Press Release also noted that AB Value previously called for Scott Capdevielle’s resignation from the Board (which was not disclosed in the Company’s July 21 Press Release) and warned the Issuer’s shareholders to be suspicious of the validity of Brett Seabert’s independence, among other things. The full text of the August 2 Press Release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On August 15, 2021, AB Value, Bradley Radoff and the Nominees entered into a Joint Filing and Solicitation Agreement (the “AB Value / Radoff Joint Filing and Solicitation Agreement”) in which, among other things, (i) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, to the extent required by applicable law, (ii) the Reporting Persons agreed to solicit proxies or written consents for proposals submitted to stockholders for approval and the election of the Nominees at the 2021 Annual Meeting (the “Joint Solicitation”), and (iii) AB Value agreed to bear all-preapproved expenses incurred by the parties in connection with the Joint Solicitation. The foregoing description is qualified in its entirety by reference to the AB Value / Radoff Joint Filing and Solicitation Agreement, which is attached as Exhibit 99.3 to this Amendment No. 8 and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment No. 8 is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 767,189 shares of Common Stock, representing approximately 12.53% of the issued and outstanding shares of Common Stock based upon 6,124,288 Shares outstanding as of June 25, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 15, 2021.

By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners. By virtue of their relationships with AB Value Management discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by the Managed Account. By virtue of his relationship with AB Value Management discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the shares owned by AB Value Management.

(b) Each of AB Value Partners, AB Value Management and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management. Mr. Radoff has the sole power to vote or dispose of the 305,000 Shares beneficially owned by him. Ms. Thompson has the sole power to vote or dispose of the 2,000 Shares directly owned by her. Mr. Riegel and Mses. Taylor and Parish do not have shared power to vote or dispose of any Shares.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Shares in the 60 days prior to the date of this Amendment No. 8.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment No. 8 is incorporated herein by reference.

Mr. Berger and Ms. Thompson currently serve as members of the Board and are thus party to compensation arrangements with the Issuer.

The filing of this Amendment No. 8 shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not beneficially owned by such Reporting Person.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Cooperation Agreement between AB Value Management LLC and Rocky Mountain Chocolate Factory, Inc., dated December 3, 2019.

99.2	Press Release, dated August 2, 2021.

99.3	Joint Filing and Solicitation Agreement by and among AB Value Partners, LP, AB Value Management LLC, Bradley Radoff, Andrew Berger, Mary Kennedy Thompson, Mark Riegel, Sandra Elizabeth Taylor and Rhonda J. Parish, dated August 15, 2021.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2021

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Bradley L. Radoff
Name:	Bradley L. Radoff

/s/ Andrew Berger
Name:	Andrew Berger

/s/ Mary Kennedy Thompson
Name:	Mary Kennedy Thompson

/s/ Mark Riegel
Name:	Mark Riegel

/s/ Sandra Elizabeth Taylor
Name:	Sandra Elizabeth Taylor

/s/ Rhonda J. Parish
Name:	Rhonda J. Parish

Schedule A

Transactions in the Shares During the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons. Unless otherwise indicated, all such transactions were effected in the open market.

AB Value Partners, LP

None

AB Value Management LLC

None

Bradley L. Radoff

Date of Purchase	Price Per Share ($)	Net Shares of Common Stock Purchased

06/18/2021	5.8816	7,477

06/21/2021	6.6104	5,950

06/21/2021	6.3430	33,008

06/22/2021	6.7895	10,407

06/23/2021	7.3479	14,000

06/23/2021	7.2449	17,954

06/23/2021	7.2793	13,158

06/24/2021	7.5780	9,479

06/25/2021	7.7092	13,211

06/28/2021	7.6946	6,356

06/29/2021	7.6347	5,417

06/30/2021	7.6312	3,000

07/01/2021	7.6056	8,592

07/02/2021	7.7181	5,406

07/06/2021	7.7090	3,000

07/07/2021	7.7774	8,585

07/09/2021	8.2340	11,423

07/12/2021	8.2877	3,577

07/14/2021	7.9574	4,001

07/15/2021	7.9891	17,344

07/16/2021	8.0185	5,000

07/19/2021	7.7864	13,655

07/20/2021	7.8315	2,000

08/12/2021	7.8983	3,000

Andrew Berger

None

Mary Kennedy Thompson

None

Mark Riegel

None

Sandra Elizabeth Taylor

None

Rhonda J. Parish

None

______________________